PRESS RELEASE


FOR IMMEDIATE RELEASE:                       CONTACT:

VALHI, INC.                                  STEVEN L. WATSON
THREE LINCOLN CENTRE                         VICE PRESIDENT
5430 LBJ FREEWAY, SUITE 1700                 (972) 450-4216
DALLAS, TEXAS  75240-2697



             VALHI, INC. ANNOUNCES PURCHASE OF TREMONT CORPORATION
                          SHARES FROM RELATED ENTITIES


     DALLAS, TEXAS . . . June 19, 1998 . . .Valhi, Inc. (NYSE: VHI) announced today the purchase of 2,948,031 shares of Tremont Corporation (NYSE: TRE) common stock, representing 43.8% of the total outstanding Tremont shares from Contran Corporation and certain of its subsidiaries at a price of $56.00 per share, in a privately-negotiated transaction. Contran and related entities own, directly and indirectly, 93% of Valhi. A special committee of Valhi's board of directors, with the assistance of its own legal and financial advisors, negotiated the terms of the transaction on behalf of Valhi. A portion of the proceeds of the transaction were used to repay in full approximately $106.6 million of principal and accrued interest outstanding under a revolving line of credit between Valhi and Contran.

     Valhi is engaged in the titanium dioxide pigments, titanium metal products, component products and waste management industries.

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